[GRAPHIC OMITTED]

 CONCHA Y TORO
                                                           For Immediate Release



                           VINA CONCHA Y TORO REPORTS
                     THIRD QUARTER AND 9-MONTHS 2006 RESULTS


     Santiago, Chile, October 27, 2006 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2006. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2006. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2006 (US$1.00=Ch$537.03).

                               Highlights 3Q 2006

o    Total sales (in Chilean pesos) increased 8.9%.
o    Export sales increased 17.1% in US dollar terms.
o    Bottled export shipments rose by 8.6% to 3,190,000 cases.
o    Domestic sales decreased 5.7%.
o Operating income improved by 39.7%, operating margin increased to 13.5% from 10.5%.
o    Net income increased 37.3% to Ch$5,624 million (US$10.5 million).
o Ebitda increased 28.5% to Ch$11,529 million (US$21.5 million). Ebitda margin was 18.7%.
o    Earnings per ADR increased 40.5% to US$ 0.29.

                               Highlights 9M 2006

o    Total sales (in Chilean pesos) increased 1.8%.
o    Export sales increased 13.3% in US dollar terms.
o    Bottled export shipments rose by 9.5% to 8,529,200 cases.
o    Domestic sales decreased 5.4%.
o Operating income declined 17.6%, operating margin fell to 11.3% in 9M06 from 14.0% in 9M05.
o    Net income decreased 22.9% to Ch$12,019 million (US$22.4 million).
o Ebitda decreased 12.7% to Ch$25,794 million (US$48 million). Ebitda margin was 16.5%.
o    Earnings per ADR down by 21.1% to US$ 0.62.


                          CONTACTS IN SANTIAGO, CHILE

           OSVALDO SOLAR                       BLANCA BUSTAMANTE
      Chief Financial Officer             Head of Investor Relations

                            Vina Concha y Toro S.A.
                              Tel: (56-2) 476-5026
                          e-mail; vcoir@conchaytoro.cl

                              www.conchaytoro.com
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CONCHA Y TORO
================================================================================

                               Comments of the CEO


The results of Vina Concha y Toro for the quarter and nine-months period are positive considering the difficult situation of the Chilean wine industry. Particularly, I would stress the strong performance of our export business.

Our exports are enjoying a strong momentum, as shown by their increase in value (US$) of 17.1% in the quarter and 13.3% increase in the nine-month period. Growth has been driven by a healthy increase in volumes (9% in the quarter and 9.5% year-to-date), and by the increase in the average price, mainly as a result of a better sales mix led by the premium category. Casillero del Diablo sales volume has sustained its double-digit growth rate of 15% year to date, favored by increasing consumer preference and encouraging international reviews. Casillero del Diablo Merlot 2005 was recently awarded the International Trophy for Best Red Blend Under 10 pounds Sterling at the 2006 Decanter World Wine Awards, this constitutes an enormous acknowledgment and concrete demonstration of the top quality delivered by Casillero del Diablo.

Sales on the Chilean domestic market decreased by 5.7% in value during the quarter, reflecting strong competition in the mass-volume wine segment. A 14% increase in volumes was offset by a decline in average price. The Company's performance has been superior to that of the main competition, resulting in increased market share.

On the heels of export sales growth and the positive impact of lower costs compared to 2005, the company saw expansion in gross margin from 32.7% to 36.4% in the third quarter, while operating result increased by 39.7% and operating margin rose to 13.5% from 10.5%.



                           Third Quarter 2006 Results


Total Revenues

Total revenues increased 8.9% to Ch$61,651 million (US$115 million) from Ch$56,630 million (US$105 million). Sales increased as a result of a strong quarter for exports led by strong sales in Asia, Latin America and Europe, and also due to larger sales of Concha y Toro UK. The Argentine subsidiary, Trivento, also contributed a positive performance.

                                                                               2
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
                                                               Table 1
                                                           Total Revenues
                                                          (in Ch$ millions)
-------------------------------------------------------------------------------------------------------------
                                                             Change                                  Change
                                 3Q06          3Q05            (%)         9M06           9M05         (%)
-------------------------------------------------------------------------------------------------------------
 Chile:
 Domestic sales                 12,102        12,830          -5.7%       32,272         34,124       -5.4%
 Exports to third parties       31,587        29,191           8.2%       81,643         82,273       -0.8%
 Concha y Toro UK               10,959         7,938          38.1%       24,595         20,134       22.2%
 Other revenues                  1,901         2,149         -11.6%        5,800          5,866       -1.1%

 Argentina:
 Domestic                        1,647         1,181          39.5%        3,818          3,517        8.6%
 Exports                         3,455         3,341           3.4%        8,508          7,914        7.5%

-------------------------------------------------------------------------------------------------------------
                    TOTAL       61,651        56,630           8.9%      156,636        153,828        1.8%
-------------------------------------------------------------------------------------------------------------

Domestic Sales, Chile
Total domestic sales (including coolers and bulk) decreased 5.7% to Ch$ 12,102 million (US$22.5 million). Domestic bottled wine sales decreased 5.8% to Ch$11,367 million (US$21.2 million) in 3Q06 from Ch$12,063 million (US$22.5 million) in 3Q05 following a 14.1% increase in volume and a 17.4% decrease in the average price.

The 14.1% growth in volume was driven by a 14.1% increase in the popular category and an 18.1% rise in the premium segment. The 17.4% fall in the price reflects the price cuts made at the end of March and in June, in line with a lower costs for the 2006 harvest.

According to AC Nielsen's figures, Concha y Toro increased its market share to 28.7% as of August- September 2006, from 26.2% a year ago.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, declined 11.6%, to Ch$1,901 million (Ch$3.5 million) mainly due to lower bottling fees to third parties.

Export Revenues
Sales abroad, including export sales to third parties and those of Concha y Toro UK, increased 14.6% to Ch$42,546 million in 3Q06 from Ch$37,129 million in 3Q05. Stated in Chilean pesos, the sales figure includes the impact of a 5.5% appreciation of the peso year-on-year (a fall in the exchange rate from Ch$
572.6 in 3Q05 to Ch$ 541.06 in 3Q06).

The exchange effect, clouded the solid export performance, with an expansion in US value terms of 17.1%.

Sales of Concha y Toro UK increased 38.1% to Ch$10,959 million, growth was led by a 32% increase in volumes sold. Since May 2006, Concha y Toro UK took on the distribution of the Cono Sur portfolio in the UK; this contributed to the growth in sales reported by the subsidiary.

                                                                               3
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o    Exports of Bottled Wine in US$:
     -------------------------------

The following figures, representing exports in dollar and volume terms, include those to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 17.1% to US$70.1 million from US$59.9 million. Volumes shipped increased 8.6% while the average price rose 7.8%.

                                     Graph 1
                          Export Value (US$) by Region
                               Third Quarter 2006

                               [GRAPHIC OMITTED]


     Central America - 11.1%                      U.S. - 18.1%
     South America - 10.9%                        Canada - 4.8%
     Asia - 4.4%                                  Europe - 49.8%
     Other 0.9%


Export sales increased in Europe (+16.8%), Canada (+13.4%), Central America/Caribbean (+26.9%), Asia (+56.3%) and South America (+44.8). Sales to the US decreased 2.6%.

o    Exports of Bottled Wine in Volume:
     ----------------------------------

Export volumes increased 8.6% to 3,190,000 cases. For the quarter, the strongest growth, 61.3%, was achieved in Asia, as a result of strong volume growth in Japan and other Asian countries. Central America/Caribbean and South America increased 23.4% and 37.8%, following strong shipments to Venezuela and Mexico, among others. Shipments to Europe increased 4.4% driven by Continental Europe. Canada grew 14.3%. In the US market volume decreased 6% mainly by a decrease in the Frontera range.

Figures by segment reveal a 13.7% growth in the premium category and a 17% increase in varietal wines. On the other hand, bi-varietals grew 3.2% and popular wines increased 8.3% in the quarter.


o Prices: The average price per case increased 7.8% to US$21.99 from US$20.39 in 3Q05, revealing both a better mix (resulting from a higher growth in premium and varietal wines) and an increase in the price, mainly in the bi-varietal and popular categories.


Argentine Operations
Total revenues from the Argentine operation increased 12.8% to Ch$5,102 million as a result of a 3.4% increase in exports and a 39.5% increase in domestic sales.

                                                                               4
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Following strong volumes in the first half, Trivento's exports in the third quarter increased 13.7% by value (US$) and 3.1% by volume. This result was partially offset by the exchange rate effect. Shipments reached 413,000 cases for the quarter.

Sales in the domestic Argentine market increased 39.5%, mainly explained by a 65.2% increase in sales volume. Domestic volumes reached 195,000 cases, showing a recovery following the fall in volume sold in 2005.

Cost of Sales
For the quarter, the total cost of sales rose 2.8% to Ch$39,201 million (US$73 million) from Ch$38,133 million (US$71 million) in 3Q05. The cost of sales as a percentage of total sales, decreased to 63.6% from 67.3%, mainly explained by a lower average wine cost due to reduced grape costs for the 2006 vintage.

The gross margin increased to 36.4% from 32.7%, mainly as a result of the lower average wine cost mentioned above.

The 2006 Chilean harvest finished during the month of May. The Chilean Agriculture Department (SAG) reported that total Chilean wine production in 2006 increased by 7.1% to 845 million liters. Market conditions produced a reduction in grape costs for the 2006 vintage compared to the prices paid in 2005.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 12.7% to Ch$14,142 million (US$26.3 million), mainly explained by export SG&A related to higher volumes, an increase in marketing expenses and larger expenses from Vina Trivento in line with its rate of expansion. As a percentage of sales, SG&A increased to 22.9% from 22.2% in 3Q05.

Operating Income
Operating income increased 39.7% to Ch$8,308 million (US$15.5 million) in 3Q06 compared to Ch$5,947 million (US$11.1 million) in 3Q05. The operating margin rose from 10.5% to 13.5%, on the back of export sales growth and the positive impact of lower wine costs as compared to 3Q 2005.

Non-Operating Result

Non-operating income increased to Ch$252 million (US$470 thousand) from Ch$96 million (US$178 thousand) due to a better result in equity income from both Almaviva and Industria Corchera.

Non-operating expenses increased to Ch$1,675 million (US$3.1 million) from Ch$1,116 million (US$2.1 million) mainly due to a loss from exchange differences and price level restatement, and higher interest expenses for the period.

o Interest expenses increased 13.6% and totaled Ch$1,164 million (US$2.2 million). As of September 30, 2006 total financial debt was Ch$101,532 million (US$189 million), representing a 7.3% increase over the same period of 2005.
o The price level restatement showed a loss of Ch$184 million (US$343 thousand) compared to a gain of Ch$62 million (US$116 thousand) in 3Q05.
o Exchange differences produced a loss of Ch$204 million (US$380 thousand) compared to a gain of Ch$34 million (US$64 thousand) in 3Q05.

                                                                               5
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
                                                           Table 2
                                                    Non-Operating Results
                                                      (in Ch$ millions)
---------------------------------------------------------------------------------------------------------------
                                                                 Change                               Change
                                        3Q06         3Q05          (%)          9M06      9M05          (%)
---------------------------------------------------------------------------------------------------------------
Non-operating Income
Equity Income                            162          -55        -397.2%          251       100        151.8%
Other non-operating income                90          150         -40.0%          246       353        -30.2%
Total non-operating income               252           96         163.5%          497       452          9.9%

Non-operating expenses
Interest Expense                      -1,164       -1,025          13.6%       -3,194    -2,629         21.5%
Price Level Restatement                 -184           62        -394.8%         -228       -19         1077%
Exchange Differences                    -204           34        -697.6%          428        -6        -6896%
Other Non-operating expenses            -123         -188         -34.6%         -306      -441        -30.7%
Total non-operating expenses          -1,675       -1,116          50.1%       -3,299    -3,096          6.6%

---------------------------------------------------------------------------------------------------------------
Total Non-Operating Result            -1,422       -1,020          39.4%       -2,802    -2,643          6.0%
---------------------------------------------------------------------------------------------------------------


Net Income and Earnings per Share (EPS)
Net income for the period rose 37.3% to Ch$5,624 million (US$10.5 million) from Ch$4,095 million (US$7.6 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$7.82 per share from Ch$5.69 in the quarter. Earnings per ADR were Ch$156.4 in 3Q06. In US dollar terms, earnings per ADR increased 40.5% to US$ 0.29 in the third quarter of 2006 from US$0.21 for the third quarter of 2005.

                                                                               6
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                              9-Month 2006 Results

Total Revenues

Total revenues for the nine-month period ended September 2006 increased 1.8% to Ch$ 156,636 million (US$292 million) from Ch$153,828 million (US$286 million) in 9M05. This resulted from higher sales abroad, driven by increasing shipments across all regions and larger sales from the Argentine operation, partially compensated by a decrease in domestic sales and the impact of a lower exchange rate on the company's foreign currency revenues.

Domestic Sales, Chile
Total domestic sales (including coolers and bulk) decreased 5.4% to Ch$32,272 million (US$60.1 million) in 9M06 from Ch$34,124 million (US$63.5 million) in 9M05. Domestic bottled wines sales (excluding bulk and coolers) for the period decreased 6.6% to Ch$29,935 million from Ch$32,059 million in 9M05.

The 6.6% reduction in bottled domestic sales was the result of a 0.6% increase in volume offset by a 7.2% fall in the average price. Volume trends show a recovery in the third quarter (compensating the decrease in volume in the first quarter of the year). The lower price reflects price reductions in line with a lower cost for the 2006 harvest.

Other Revenues
Other revenues decreased 1.1% to Ch$5,800 million (US$ 10.8 million), as a result of a decline in bottling fees to third parties.

Export revenues
Sales abroad, including exports to third parties and those of Concha y Toro UK, increased 3.7% to Ch$106,238 million in 9M06 from Ch$102,407 million in 9M05. Stated in Chilean pesos, the sales figure includes the impact of a 10% appreciation of the peso year-on-year (a fall in the exchange rate from an average Ch$ 600 in 9M05 to Ch$540.1 in 9M06).

The positive performance of exports to third parties and sales of Concha y Toro UK, both in volume and value (US$), was offset by the lower exchange rate.

o Exports of bottled wine in US$: Exports in US dollar terms, which include those to third parties and to the UK subsidiary, increased 13.3% to US$ 180.9 million in 9M06 from US$159.6 million in 9M05, as a result of a 9.5% increase in volume and a 3.5% increase in the average price in US dollars.

                                                                               7
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                             First Nine Months 2006
                       Export Value (US dollars) by Region

                                [GRAPHIC OMITTED]


     Central America - 9.9%                       U.S. - 19.1%
     South America - 9.1%                         Canada - 5.3%
     Asia - 5.5%                                  Europe - 50.3%
     Other 0.8%


In value terms, all regional markets contributed to the Company's growth, as follows: Europe (+11.6%), Central America/Caribbean (+21.7%), South America (29.9%), Canada (+23.1%), Asia (+17.6%) and the US (+3.1%).

o Exports of bottled wine by volume: Export volumes increased 9.5% to 8,529,200 cases. The largest volume gains were obtained in Central America/Caribbean and South America, increasing by 21.2% and 21.8% respectively. Volumes in the region were driven by Mexico, Venezuela and Brazil. Volumes to Europe increased 8.1%, while those to Asia increased 17.9%. Volumes to the US were flat.

Shipments by segment reveal a 13.6% increase in premium wines, mainly due to the solid performance of Casillero del Diablo which grew 15% in the first nine months of the year. Varietal wine sales by volume increased 18.7%, while bi-varietal and popular wines increased 5.9% and 5.1% respectively.

o Prices: The average price per case increased 3.5% to US$ 21.21 from US$20.48 in 9M05 as a result of an improvement in the product mix following larger sales of premium and varietal wines, and also due to a price increase (approximately 3.6%) mainly in the bi-varietal category.

Argentine Operations
Total revenues from our Argentine business increased 7.8% to Ch$12,326 million following a 7.5% increase in exports and an 8.6% increase in domestic sales.

For the first nine months of the year, Trivento's exports of bottled wine totaled 1,095,800 cases showing a 22.3% increase over the same period of 2005. Growth was led by strong progress of Trivento wines in Latin America and Europe.

Sales in the domestic market increased 8.6% in Chilean pesos. In US dollar terms, sales increased 20.4% driven by a 28% surge in volume. Domestic volumes reached 472,000 cases.

                                                                               8
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Cost of Sales
For the nine-month period, the total cost of sales rose 4.8% to Ch$103,042 million (US$ 192 million) from Ch$ 98,296 million (US$ 183 million) in 2005. Cost of sales as a percentage of total sales increased to 65.8% from 63.9% mainly as a result of a higher average wine cost affecting the costing of the first half of 2006 due to higher grape costs for the 2005 vintage.

The gross margin decreased to 34.2% from 36.1%, mainly reflecting the higher wine cost and the impact of the Chilean peso appreciation on dollar-denominated revenues.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 5.4% to Ch$35,897 million (US$66.8 million) from Ch$ 34,054 million (US$63.4 million). This increase reflects an increase in export-related expenses in line with larger volumes and higher expenses from the foreign subsidiaries, reflecting their expansion in volumes. As a percentage of revenues, SG&A increased to 22.9% from 22.1% in 9M05.

Operating Income
Operating income decreased 17.6% to Ch$17,697 million (US$33 million) compared to the Ch$21,477 million (US$ 40 million) in 9M05. The operating margin decreased from 14.0% to 11.3%, explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues and the increase on average wine costs (affecting first half costing) as a result of the higher grape price for the 2005 vintage.

Non-Operating Results
Non-operating income increased 9.9% to Ch$497 million (US$926 thousand), reflecting a positive result from Industria Corchera and Vina Almaviva (equity participation in net income of related companies), partially compensated by lower other non-operating income in the period.

Non-operating expenses increased 6.6% to Ch$3,299 million (US$6.1 million) in 9M06. This resulted from an increase in interest expenses from Ch$2,629 million to Ch$3,194 million due to increased financial debt, and a loss from price level restatement, partially compensated by a gain from exchange rate differences and lower other non-operating expenses.


Net Income and Earnings per Share (EPS)

Net income for the period decreased 22.9% to Ch$ 12,019 million (US$22.4 million) from Ch$ 15,581 million (US$ 29 million). Concha y Toro's EPS decreased to Ch$ 16.71 per share from Ch$ 21.67; earnings per ADR were Ch$334.2 in 9M06 and Ch$ 433.4 in 9M05. In US dollar terms, earnings per ADR decreased 21.1% to US$ 0.62 compared to US$0.79 for the nine-month period of 2005.

                                                                               9
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                                  Balance Sheet

Assets

As of September 30, 2006, the Company's consolidated assets totaled Ch$340,798 million (US$635 million) and were Ch$ 20,131 million (US$ 37.5 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (accounts receivable) and fixed assets, involving planting new vineyards, construction and infrastructure.

Liabilities

As of September 30, 2006 net financial debt stood at Ch$101,532 million (US$189 million) representing a year-on-year increase of Ch$6,917 million (US$13 million). This is explained by an increase in short term debt to banks and financial institutions to finance working capital needs.

As of September 30, the financial debt to equity ratio stood at 0.57.


* * * * *

About Vina Concha y Toro
Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,734 hectares of vineyards planted in Chile and 782 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,949 employees and is headquartered in Santiago, Chile.



Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                              10
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CONCHA Y TORO
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     Vina Concha y Toro S.A.
     Consolidated Income Statement
     (In thousands of constant Chilean pesos as of September 30, 2006)

--------------------------------------------------------------------------------------------------------------------------------
                                3Q2006           3Q2005           Change          9M2006             9M2005             Change
                                Th. Ch$          Th. Ch$             %            Th. Ch$            Th. Ch$               %
--------------------------------------------------------------------------------------------------------------------------------
Operating Results
Sales revenues                 61,650,706       56,629,669           8.9        156,635,939        153,827,805             1.8
Cost of sales                 -39,200,953      -38,133,474           2.8       -103,041,543        -98,296,459             4.8
% of sales                           63.6%            67.3%                            65.8%              63.9%
Gross Margin                   22,449,753       18,496,195          21.4         53,594,396         55,531,346            -3.5
% of sales                           36.4%            32.7%                            34.2%              36.1%
Selling & Adm. Expenses       -14,142,148      -12,548,766          12.7        -35,897,198        -34,054,279             5.4
% of sales                           22.9%            22.2%                            22.9%              22.1%
--------------------------------------------------------------------------------------------------------------------------------
Operating Income                8,307,605        5,947,429          39.7         17,697,198         21,477,067           -17.6
% of sales                           13.5%            10.5%                            11.3%              14.0%
--------------------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income              90,149          150,371         -40.0            246,053            352,583           -30.2
-Equity income                    162,237          -54,594        -397.2            251,174             99,760           151.8
-Non-operating expenses          -123,017         -188,001         -34.6           -305,947           -441,314           -30.7
-Financial expenses            -1,163,704       -1,024,580          13.6         -3,193,648         -2,628,840            21.5
-Price level restatement         -184,153           62,473        -394.8           -227,956            -19,365          1077.2
-Exchange differences            -203,997           34,137        -697.6            428,440             -6,304         -6896.3
Non-operating result           -1,422,485       -1,020,194          39.4         -2,801,885         -2,643,480             6.0

Income before income tax        6,885,120        4,927,235          39.7         14,895,313         18,833,587           -20.9
Less: income tax               -1,260,230          -832,591         51.4         -2,875,123         -3,252,738           -11.6
Minority interest                    -956              500        -291.2               -978                 73           -1440

--------------------------------------------------------------------------------------------------------------------------------
Net Income                      5,623,934        4,095,144          37.3         12,019,212         15,580,922           -22.9
--------------------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)            7.82             5.69          37.3              16.71              21.67           -22.9
-Earnings per ADR (US$)              0.29             0.21          40.5               0.62               0.79           -21.1

EBITDA                         11,529,314        8,975,604          28.5         25,793,787         29,542,915           -12.7
% sales                              18.7%            15.8%                            16.5%              19.2%

Number of shares              719,170,735      719,170,735                      719,170,735        719,170,735

Exchange rate
US$1.0=Ch$537.03

                                                                              11
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================================================================================

     Vina Concha y Toro S.A.
     Consolidated Balance Sheet
     (In thousands of constant Chilean pesos and US dollars as of September 30,
     2006)

  --------------------------------------------------------------------------------------------------------------
                                                 As of Sept. 30,       As of Sept. 30,        As of Sept. 30,
                                                            2006                  2005                   2006
                                                         Th. Ch$               Th. Ch$                Th. US$
  --------------------------------------------------------------------------------------------------------------
    Assets
    Cash and equivalents                               1,954,439             1,161,677                  3,639
    Inventories                                       88,351,750            89,357,469                164,519
    Accounts receivable                               59,316,855            50,179,497                110,454
    Other current assets                              19,741,796            19,146,588                 36,761
    Total current assets                             169,364,840           159,845,231                315,373

    Property, plant & equipment, net                 158,582,291           148,994,578                295,295
    Other assets                                      12,850,771            11,826,834                 23,929

    Total assets                                     340,797,902           320,666,643                634,598

    Liabilities and Shareholders'
    Equity
    Short term debt (1)                               46,940,023            28,799,628                 87,407
    Other current liabilities                         51,653,634            48,253,339                 96,184
    Total current liabilities                         98,593,657            77,052,967                183,591
    Long term debt (1)                                54,592,719            65,816,551                101,657
    Other long-term liabilities                        8,975,128             7,158,555                 16,713
    Total long-term liabilities                       63,567,847            72,975,106                118,369

    Minority interest                                     10,744                 9,881                     20

    Shareholders' equity                             178,625,654           170,628,689                332,618

    Total liabilities and shareholders'              340,797,902           320,666,643                634,598
    equity

    (1) includes only financial debt
    Exchange rate:US$1.0=Ch$537.03

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